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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

		Year ended December 31,
							Nine Months Ended September 30, 2006
		2001	2002	2003	2004	2005
Fixed Charges		$1,507	$1,619	$4,438	$16,209	$33,190	$40,999
Earnings
Add:
(a)	Pre-tax income from continuing operations	$4,210	$4,486	$4,759	$9,962	$2,355	$55,384
(b)	Fixed charges	1,507	1,619	4,438	16,209	33,190	40,999
(c)	Amortization of capitalized interest	—	—	—	2	25	166
(d)	Distributed income of equity investees	—	—	—	—	2,441	—
(e)	Share of pre-tax losses of equity investees	—	—	—	65	2,153	—
Subtract:
(a)	Interest capitalized	—	—	—	(793)	(2,133)	(399)
(b)	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
(c)	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Equals Earnings		$5,717	$6,105	$9,197	$25,445	$38,031	$96,150

Ratio		3.79	3.77	2.07	1.57	1.15	2.35

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges